(As filed with the Securities and Exchange Commission on October 16, 1998)




                                                     Registration No.



                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                   FORM N-8B-2




                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES



                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940



                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                         (Name of Unit Investment Trust)




                         Issuer of periodic payment plan
                  certificates only for purposes of information
                                 provided herein

                                       I.

                      ORGANIZATION AND GENERAL INFORMATION

1.       (a)      Furnish name of the trust and the Internal Revenue Service
                  Employer Identification Number.

                       PHLVIC Variable Universal Life Account (the "VUL Account"). There is no IRS Employer Identification Number.

         (b) Furnish title of each class or series of securities issued by the trust.

                       Flexible Premium Variable Life Insurance Policies ("Policies").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                  PHL Variable Insurance Company ("PHL Variable")
                  100 Bright Meadow Boulevard
                  Enfield, CT 06083

                  IRS Employer Identification Number:   06-1045829

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  Not applicable.

4. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  Distribution of the Policies has not commenced. When such distribution commences, Phoenix Equity Planning Corporation is expected to act as principal underwriter.

                       Phoenix Equity Planning Corporation ("PEPCO") 100 Bright Meadow Boulevard
                       Enfield, CT 06083

                       IRS Employer Identification Number:   06-0847856

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  Connecticut.

6.       (a)      Furnish the dates of execution and termination of any
                  indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                       The VUL Account was established under Connecticut law pursuant to a resolution of the Board of Directors of PHL Variable on September 10, 1998. The VUL Account will continue in existence until the Board of Directors directs that it be terminated.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                       Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  The VUL Account has never had any other name.

8.       State the date on which the fiscal year of the trust ends.

                  The fiscal year of the VUL Account ends on December 31.

                               Material Litigation
                               -------------------

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  No such legal or administrative proceedings are pending.


                                       II.

          GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

           General Information Concerning the Securities of the Trust
           ----------------------------------------------------------
                           and the Rights of Holders.
                           --------------------------

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)      Whether the securities are of the registered or bearer type.

                  The Policies are of the registered type in that they are issued to and bear the name of the Policyowner, and records concerning the Policyowners are maintained by or on behalf of PHL Variable. (The term Policyowner and other key terms are defined in the Registration Statement filed on Form S-6. See Exhibit D to this Registration Statement for the definitions of these terms).

         (b) Whether the securities are of the cumulative or distributive type.

                  The Policies are of the cumulative type, providing for no direct distribution of income, dividends or capital gains except in connection with surrenders or death benefits.

         (c) The rights of security holders with respect to withdrawal or redemption.

                       A Policy may be returned by mailing or delivering it to PHL Variable within ten days after the Policyowner receives it; within ten days after PHL Variable mails or delivers a written notice of withdrawal right to the Policyowner; or within 45 days after the Policyowner signs the application for insurance, whichever occurs latest. The returned Policy is treated as if PHL Variable never issued the Policy and, except for Policies issued with a temporary money market allocation amendment, PHL Variable will return the sum of the following as of the date it receives the return Policy; (i) the then current Policy Value less any unrepaid loans and loan interest; plus (ii) any monthly deductions, partial surrender fees, other charges made under the Policy, and any investment advisory fees deducted from the assets of the Funds. The amount returned for Policies issued with the amendment will equal premium paid less any unrepaid loans and loan interest, and less any partial surrender amounts paid.

                       At any time during the lifetime of the Insured and while the Policy is In Force, the Policyowner may partially or fully surrender the Policy. The amount available for surrender is the surrender value at the end of the valuation period during which the surrender request is received by PHL Variable. The surrender value is the Cash Value less any indebtedness under the Policy.

                       Upon partial or full surrender PHL Variable generally will pay the amount surrendered to the Policyowner within seven (7) days after PHL Variable receives the written request for the surrender. Payment of any amount upon complete or partial surrender may be postponed whenever: (i) The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not practicable to determine the value of the VUL Account's net assets. The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions described in (ii) and (iii) exist.

                       Upon the death of the Insured under the Policy, the beneficiary is entitled to receive the death benefit under the Policy. Under Option 1, the death benefit equals the greater of the Policy Face Amount or the minimum death benefit on the date of the Insured's death. Under Option 2, the death benefit equals the greater of the Policy Face Amount plus the Policy Value or the minimum death benefit on the date of the Insured's death. The minimum death benefit payable is the Policy Value on the date of the Insured's death increased by the applicable percentage from the table contained in the Policy.

         (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                       At any time during the first two Policy Years, a Policyowner may exchange a Policy without evidence of insurability for a fixed benefit whole life insurance policy on the life of the Insured. Under the Whole Life Exchange Rider attached to the Policy, the Policyowner may exchange the Policy for a fixed benefit whole life policy at the later of age 65 or Policy Year 15. The benefits under the whole life policy will not vary with the investment experience of Subaccounts in a separate account. The Policyowner may elect that the new policy either have the same death benefit or the same net amount at risk (death benefit less the Cash

                       Value) as the exchanged Policy. The date of issue, issue age, and risk class will be the same as existed under the exchanged Policy.

                       The new policy will be issued after PHL Variable receives a completed application for exchange of the Policy accompanied by the Policy to be exchanged, the release of any assignments against the Policy, and a surrender and release of the Policy. If a Policy loan was outstanding, the new policy will be subject to such loan. There may be additional premium required on the exchange. The payment will be equal to the excess, if any, of the surrender value of the fixed benefit whole life policy over the surrender value of the exchanged Policy on the date of exchange.

                       A Policyowner may transfer all or a portion of the existing funds supporting the Policy among Subaccounts. The Company reserves the right to limit the number of transfers made during a Policy Year but in no event will the number allowed be less than six (6).

                       Also, PHL Variable reserves the right to set a minimum transfer amount, up to $500. Partial surrenders of the Policy may be made at any time before the death of the Insured. PHL Variable may also require that the Policy be returned before payment is made. PHL Variable may set a minimum partial surrender amount, up to $500.

                       A Policyowner may assign the rights in a Policy, as permitted by applicable law. PHL Variable will not recognize an assignment until the original or a copy of the assignment has been received at the designated office.

         (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                       Although the VUL Account may not necessarily be considered an issuer of periodic payment plan certificates, the Policy does contain provisions concerning lapses or defaults. If on any Monthly Calculation Day during the first two Policy Years, the Policy value is insufficient to cover the monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. If on any Monthly Calculation Day during any subsequent Policy Year, the Cash Surrender Value (which has become positive) is less than the required monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. However, until the Cash Surrender Value becomes positive for the first time, the Policy will not lapse as long as all premiums planned at issue have been paid. If the additional amount is not paid by the end of the grace period, the Policy will lapse.

         (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                       PHL Variable will vote the Fund shares held by the Subaccounts of the VUL Account at meetings of shareholders of the Funds. To the extent required by law, such voting will be in accordance with instructions received from the Policyowner. If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PHL Variable determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

                       The number of votes that a Policyowner has the right to cast will be determined by applying the Policyowner's percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.

                       Fund shares held in each Subaccount for which no timely instructions are received, and Fund shares which are not otherwise attributable to Policyowners, will be voted by PHL Variable in proportion to the voting instructions that are received with respect to all Policies participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by PHL Variable.

                       To the extent required, each Policyowner will receive proxy materials, reports and other materials relating to the Funds.

                       PHL Variable may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more Series of the Funds or to approve or disapprove an investment advisory contract for the Funds. In addition, PHL Variable may disregard the voting instructions of Policyowners regarding changes in the investment policy or the investment advisers of the Funds if PHL Variable reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or if PHL Variable determined that the change would have an adverse effect on the General Account because the proposed investment policy for a Series may result in overly speculative or unsound investments. In the event PHL Variable does disregard voting instructions, a summary of that action and the reasons therefor will be included in the next periodic report to Policyowners.

         (g) Whether security holders must be given notice of any change in:

                  (1)  the composition of the assets of the trust.

                       Consent of the Policyowners is not required when changing the underlying securities of the VUL Account. However, to change such securities, approval of the Securities and Exchange Commission is required by 26(b) of the Investment Company Act of 1940. Except as required by Federal or state law or regulation, no action will be taken by PHL Variable which will adversely affect the rights of Policyowners without their consent.

                  (2) the terms and conditions of the securities issued by the trust.

                       Yes.

                  (3) the provisions of any indenture or agreement of the trust.

                       No change in the resolution establishing the VUL Account or in any agreement relating to the manner in which it is operated will be made without notice to Policyowners if such change would adversely affect any right or benefit to which they are entitled.

                  (4)  the identity of the depositor, trustees or custodian.

                                The VUL Account has no trustee or custodian.
                                There is no provision requiring notice to, or consent of, Policyowners with respect to a change in the identity of the VUL Account's depositor.

         (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                  (1)  the composition of assets of the trust.

                       No. See answer to item 11.

                  (2) the terms and conditions of the securities issued by the trust.

                       Yes. The Policies may be modified at any time by written agreement between PHL Variable and the Policyowner.

                  (3) the provisions of any indenture or agreement of the trust.

                       No. There is no trust agreement. See answer to item 10(g)(3).

                  (4)  the identity of the depositor, trustee or custodian.

                       No. See answer to item 10(g)(4).

         (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivision (a) to (g) or by any other item in this form.

                  (1)  Eligible Purchasers

                                Any person up to the age of 75 is eligible to be insured under a newly purchased Policy after providing acceptable evidence of insurability. A person can purchase a Policy to insure the life of another person provided that the Policyowner has an insurable interest in the life of the Insured and the Insured consents. Where permitted by state law, the Policy may also be purchased on a group basis on behalf of members of the group.

                  (2)  Minimum Policy Face Amount

                                The minimum Policy Face Amount is $25,000.

                  (3)  Premium Payment

                                The minimum Issue Premium for a Policy is generally 1/6 of the Planned Annual Premium. The Issue Premium is due on the Policy Date. The Insured must be alive when the Issue Premium is paid. Thereafter, the amount and payment frequency of planned premiums are as shown on the schedule page of the Policy.

                                Any premium payments will be reduced by the applicable premium tax and will be reduced by a Federal Tax Charge of 1.50%. The Issue Premium also will be reduced by the Issue Expense Charge on a pro rata basis in equal monthly installments over a 12-month period. Any unpaid balance of the Issue Expense Charge will be paid to PHL Variable upon Policy Lapse or termination.

                                Premium payments received during a grace period also will be reduced by the amount needed to cover any monthly deductions during the grace period. The remainder will be applied on the Payment Date to the various Subaccounts of the VUL Account or to the GIA, based on the premium allocation schedule elected in the application for the Policy or as later changed.

                                The number of units credited to a Subaccount of the VUL Account will be determined by dividing the portion of the net premium applied to that Subaccount by the unit value of the Subaccount on the Payment Date.

                                A Policyowner may increase or decrease the planned premium amount or payment frequency at any time by written notice to Variable and Universal Life Administration. PHL Variable reserves the right to limit increases to such maximums as may be established from time to time. Additional premium payments may be made at any time. Each premium payment must at least equal $25 or, if made during a grace period, the payment must equal the amount needed to prevent lapse of the Policy.

                  (4)  Allocation of Issue Premium

                                Within five (5) business days after the later of receipt of the Issue Premium and PHL Variable's approval of a completed application for processing, PHL Variable will allocate the Issue Premium less applicable charges to the Subaccounts of the VUL Account or to the GIA. For Policyowners of certain states and for Policies issued in which the applicant notes that the Policy is intended to replace existing insurance, PHL Variable temporarily allocates the entire Issue Premium paid less applicable charges to the Money Market Subaccount of the VUL Account. For these Policyowners, at the expiration of the right to cancel period, the Policy Value of the Money Market Subaccount is allocated among the Subaccounts of the VUL Account in accordance with the applicant's allocation instructions as set forth in the application for insurance. For all other applications, the Issue Premium is not temporarily allocated to the Money Market Subaccount, but rather is directly allocated in accordance with the Applicant's allocation instructions as set forth in the application for insurance.

                  (5)  Determination of Account Value

                                On each Valuation Date, the Policy's shares in the value of each Subaccount is determined separately, but the valuation method used is the same for each Subaccount. A Policy's share in the value of a Subaccount on any Valuation Date equals:

                       (a) The Policy's share in the value of that Subaccount as of the immediately preceding Valuation Date multiplied by the "Net Investment Factor" of that Subaccount for the current Valuation Period; plus

                       (b) All amounts transferred to the Policy's share in the value of that Subaccount from another Subaccount or from the Loan Account during the current Valuation Period; plus

                       (c) All additional net premiums allocated to that Subaccount during the current Valuation Period; minus

                       (d) All amounts transferred from the Policy's share in the value of that Subaccount to another Subaccount or to the loan account during the current Valuation Period; minus

                       (e) Any portion of the monthly deduction allocated to the Policy's shares in the value of that Subaccount during the current Valuation Period; minus

                       (f) All reductions in the Policy Value allocated to the Policy's share in the value of that Subaccount due to any partial surrenders made during the current Valuation Period.

                       The net investment factor for each Subaccount for any Valuation Period is determined by dividing the sum of A and B by C then subtracting D.

                                (A) The value of the assets in the Subaccount on the current Valuation Date (exclusive of the net value of any transactions during the current Valuation Period), plus

                                (B)   The amount of any dividend (or, if
                                      applicable, any capital gain distribution) received by the Subaccount if the "ex dividend" date for the Fund occurs during the current Valuation Period.

                                (C) The value of the assets in the Subaccount as of the just prior Valuation Date, including accrued investment income and realized and unrealized capital gains and losses, and including the net value of all transactions during the Valuation Period ending on that date.

                                (D)   The sum of the following daily charges
                                      multiplied by the number of days in the
                                      current Valuation Period:

                                      1.    The mortality and expense risk
                                            charge; and

                                      2.    The charge, if any, for taxes and
                                            reserves for taxes on investment
                                            income, and realized and unrealized
                                            capital gains.

                  (6)  Policy Loans

                                While the Policy is In Force, loans may be obtained in amounts up to the available loan value. The loan value on any day is 90% of the result of subtracting the then remaining surrender charge from the Policy Value. The available loan value is the loan value on the current day less any outstanding debt. The Policyowner will pay interest on the loan at an effective annual rate, compounded daily and payable in arrears. The loan interest rate is 4% for Policy Years 1 through 10 (or the Insured's age 65 if earlier), 3% through Policy Year 15, then 2 1/2% for Policy Years 16 and later. The requested loan amount is transferred from the VUL Account to the loaned portion of the GIA and is credited with interest at an effective annual rate of 2% per year compounded daily. In the future, PHL Variable may not allow Policy loans of less than $500 unless such loan is used to pay a premium due on another PHL Variable policy.

                                While the Policy is In Force, the Policyowner may repay part or all of the loan amount at any time. Any debt repayment received during a grace period will be reduced to cover any overdue monthly deductions and only the balance will be applied to reduce the debt. Such balance, in excess of any outstanding accrued loan interest, will be applied to reduce the loaned portion of the GIA. If such balance exceeds the debt, the excess will be transferred to the unloaned portion of the GIA or allocated to the Subaccounts in accordance with the Policyowner's instructions.

                  (7)  Group or Sponsored Arrangements

                                PHL Variable may offer Policies in a group or sponsored arrangement. A "group arrangement" includes a program under which a trustee, employer, or similar entity purchases a Policy covering a group of individuals on a group basis. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees for the purchase of Policies on an individual basis.

                                PHL Variable may reduce the Issue Expense Charge and Surrender Charge for Policies issued under group or sponsored arrangements. Generally, sales and administrative costs per Policy vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain characteristics of its members, the purposes for which Policies are purchased, and other factors. The amounts of reductions will be considered on a case-by-case basis and will reflect the reduced sales effort and administrative costs expected as a result of sales to a particular group or sponsored arrangement.

                                PHL Variable reserves the right to use different mortality tables than those embodied in Policies issued to individuals to compute the death benefits under Policies issued to members of a particular group or sponsored arrangement.

     Information Concerning the Securities Underlying the Trust's Securities
     -----------------------------------------------------------------------

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of type of securities comprising the portfolio of such investment company.)

                  VUL Account assets are invested at net asset value in one of the following Series of The Phoenix Edge Series Fund, Wanger Advisors Trust and/or Templeton Variable Products Series Fund (the "Funds"), which are sold to the VUL Account for purposes of funding the Policies. The Series are required to redeem their shares at PHL Variable's request. Shares of the Funds will be offered only to segregated investment accounts.

                  Money Market Series. The investment objective of the Money Market Series is to provide maximum current income consistent with capital preservation and liquidity. The Money Market Series invests exclusively in high quality money market instruments. The Series invests in United States Government securities, government agency securities, bank certificates of deposit and bankers' acceptances, corporate debt securities, commercial paper, and repurchase and reverse repurchase agreements.

                  Multi-Sector Fixed Income ("Multi-Sector") Series. The investment objective of the Multi-Sector Series is to seek long term total return. The Multi-Sector Series seeks to achieve its investment objective by investing in a diversified portfolio of high-yield and high-quality fixed income securities.

                  Growth Series. The investment objective of the Growth Series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The Growth Series invests principally in common stocks of corporations believed by management to offer growth potential.

                  Strategic Allocation ("Allocation") Series. The investment objective of the Allocation Series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk. The Allocation Series invests in stocks, bonds, and money market instruments in accordance with the Investment Adviser's appraisal of investments most likely to achieve the highest total rate of return.

                  International Series. The investment objective of the International Series is to seek a high total return consistent with reasonable risk. The International Series intends to invest primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The International Series provides a means for investors to invest a portion of their assets outside the United States.

                  Balanced Series. The investment objective of the Balanced Series is to seek reasonable income, long-term capital growth and conservation of capital. The Balanced Series intends to invest based on combined considerations of risk, income, capital enhancement and protection of capital value.

                  Real Estate Securities ("Real Estate") Series. The investment objective of the Real Estate Series is to seek capital appreciation and income with approximately equal emphasis. It intends under normal circumstances to invest in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

                  Strategic Theme ("Theme") Series. The investment objective of the Theme Series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The Theme Series intends to invest primarily in common stocks believed to have substantial potential for capital growth.

                  Aberdeen New Asia ("Asia") Series. The investment objective of the Asia Series is to seek long-term capital appreciation. The Asia Series will invest primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.

                  Research Enhanced Index ("Enhanced Index") Series. The investment objective of the Enhanced Index Series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. It is intended that this Series will invest in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.

                  Engemann Nifty Fifty ("Nifty Fifty") Series. The investment objective of the Nifty Fifty Series is to seek long-term capital appreciation by investing in approximately 50 different securities which, in the Adviser's opinion, offer the best potential for long term growth of capital. At least 75% of the Series' assets will be invested in common stocks of high quality growth companies. The remaining portion will be invested in common stocks of small corporations with rapidly growing earnings per share or common stocks believed to be undervalued.

                  Seneca Mid-Cap Growth ("Seneca Mid-Cap") Series. The investment objective of the Seneca Mid-Cap Series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation. The Series seeks to outperform the Standard & Poor's Mid-Cap 400 Index.

                  Phoenix Growth and Income ("Growth & Income") Series. The investment objective of the Growth & Income Series is to seek dividend growth, current income and capital appreciation by investing in common stocks. The Series seeks to achieve its objective by selecting securities primarily from equity securities of the 1,000 largest companies traded in the United States, ranked by market capitalization.

                  Phoenix Value Equity ("Value") Series. The primary investment objective of the Value Series is long-term capital appreciation, with a secondary investment objective of current income. The Series seeks to achieve its objective by investing in a diversified portfolio of common stocks that meet certain quantitative standards that indicate above average financial soundness and intrinsic value relative to price.

                  Schafer Mid-Cap Value ("Schafer Mid-Cap") Series. The primary investment objective of the Schafer Mid-Cap Series is to seek long-term capital appreciation, with current income as the secondary investment objective. The Series will invest in common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase which are believed to offer the possibility of increase in value.

                  Wanger U.S. Small Cap ("U.S. Small Cap") Series. The investment objective of the U.S. Small Cap Series is to provide long-term growth. The U.S. Small Cap Series will invest primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

                  Wanger International Small Cap ("International Small Cap") Series. The investment objective of the International Small Cap Series is to provide long-term growth. The International Small Cap Series will invest primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

                  Templeton Stock ("Stock") Series. Pursues capital growth through a policy of investing primarily in common stocks issued by companies, large and small, in various nations throughout the world.

                  Templeton Asset Allocation ("TPT Allocation") Series. Seeks a high level of total return through a flexible policy of investing in stocks of companies in any nation, debt securities of companies and governments of any nation and in money market instruments. Changes in the asset mix will be made in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world.

                  Templeton International ("TPT International") Series. Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental. Although the Fund generally invests in common stock, it also may invest in preferred stocks and certain debt securities such as convertible bonds which are rated in any category by S&P or Moody's or which are unrated by any rating agency. Templeton Developing Markets ("Developing Markets") Series. Seeks long-term capital appreciation by investing primarily in equity securities of issuers in countries having developing markets.

                  Templeton Mutual Shares Investments ("Shares") Series. Seeks capital appreciation, with income as a secondary objective by investing primarily in domestic equity securities and domestic debt obligations.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company;

         (a)      Name of Company.

                       The Phoenix Edge Series Fund
                       Wanger Advisors Trust
                       Templeton Variable Products Series Fund

         (b)      Name and principal business address of depositor.

                       PHL Variable Insurance Company,100 Bright Meadow Boulevard, Enfield, Connecticut, is the depositor for the VUL Account.

         (c)      Name and principal business address of trustee or custodian.

                       Not applicable.

         (d)      Name and principal business address of principal underwriter.

                       Phoenix Equity Planning Corporation, 100 Bright Meadow Boulevard, Enfield, Connecticut, is the principal underwriter of the Policies. There is no principal underwriter of the underlying securities.

         (e) The period during which the securities of such company have been the underlying securities.

                       No underlying securities have yet been acquired by the VUL Account.

            Information Concerning Loads, Fees, Charges and Expenses
            --------------------------------------------------------

13.      (a)      Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                  (A)      the nature of such load, fee, expense, or charge;

                  (B)      the amount thereof;

                  (C) the name of the person to whom such amounts are paid and his relationship to the trust;

                  (D) the nature of the services performed by such person on consideration for such load, fee, expense, or charge.

                           (1)  Principal Payments

                                Premium Taxes. Various states and subdivisions impose a tax on premiums received by insurance companies. The Policy will be assessed a charge equal to 2.25% of the premiums paid. This charge for taxes is deducted from the Issue Premium, and from each subsequent premium payment.

                                Federal Tax Charge. A charge equal to 1.50% of each premium will be deducted from each premium payment to cover the estimated cost to PHL Variable of the federal income tax treatment of deferred acquisition costs. The SEC maximum sales load has been reduced to reflect this charge.

                           (2)  Underlying Securities

                                Investment Management Charge. As compensation for their services, the Advisers are entitled to a fee at an annual rate of the average daily net assets of the Series, payable monthly, as follows:


                                               PHOENIX INVESTMENT COUNSEL, INC.
                                               --------------------------------
                                                                                                  RATE FOR
                                                        RATE FOR FIRST      RATE FOR NEXT       EXCESS OVER
                                SERIES                   $250,000,000        $250,000,000       $500,000,000
                                ------                   ------------        ------------       ------------
                                Money Market..........       .40%                .35%               .30%
                                Multi-Sector..........       .50%                .45%               .40%
                                Balanced..............       .55%                .50%               .45%
                                Allocation............       .60%                .55%               .50%
                                Growth................       .70%                .65%               .60%
                                International.........       .75%                .70%               .65%
                                Strategic Theme.......       .75%                .70%               .65%
                                Nifty Fifty...........       .90%                .70%               .65%
                                Growth & Income.......       .70%                .65%               .60%
                                Value.................       .70%                .65%               .60%
                                Enhanced Index........       .45%                .45%               .45%
                                Seneca Mid-Cap........       .80%                .80%               .80%
                                Schafer Mid-Cap.......      1.05%               1.05%              1.05%

                                PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC
                                --------------------------------------------
                                SERIES
                                ------
                                Asia..................       1.00%

                                                    DUFF & PHELPS INVESTMENT MANAGEMENT CO.
                                                    ---------------------------------------
                                                                                                  RATE FOR
                                                        RATE FOR FIRST      RATE FOR NEXT       EXCESS OVER
                                SERIES                  $1,000,000,000     $1,000,000,000      $2,000,000,000
                                ------                  --------------     --------------      --------------
                                Real Estate...........        .75%              .70%                .65%


                                                         WANGER ASSET MANAGEMENT, L.P.
                                                         -----------------------------
                                                                                                  RATE FOR
                                                        RATE FOR FIRST      RATE FOR NEXT       EXCESS OVER
                                SERIES                   $100,000,000        $150,000,000       $250,000,000
                                ------                   ------------        ------------       ------------
                                U.S. Small Cap........       1.00%               .95%                .90%
                                Int'l Small Cap.......       1.30%              1.20%               1.10%


                                                       TEMPLETON INVESTMENT COUNSEL, INC.
                                                       ----------------------------------
                                                                               RATE FOR           RATE FOR
                                                        RATE FOR FIRST       $200,000,001       EXCESS OVER
                                SERIES                   $200,000,000    UP TO $1,300,000,000  $1,300,000,000
                                ------                   ------------     --------------       --------------
                                Stock.................       .75%                .65%               .60%
                                TPT Allocation........       .65%                .585%              .52%
                                TPT International.....       .75%                .65%               .60%

                                                     TEMPLETON ASSET MANAGEMENT, LTD.
                                                     --------------------------------
                                SERIES
                                ------
                                Dev. Mkts.............         1.25%

                                                         FRANKLIN MUTUAL ADVISERS, INC.
                                                         ------------------------------
                                SERIES
                                ------
                                Shares................         .60%


                           (3)  Distributions

                                Surrender Charge. During the first ten Policy Years, there is a difference between the amount of Policy Value and the amount of Cash Surrender Value of the Policy. This difference is the Surrender Charge, consisting of a contingent deferred sales charge designed to recover expenses for the distribution of Policies that are terminated by surrender before distribution expenses have been recouped, and a contingent deferred issue charge designed to recover expenses for the administration of Policies that are terminated by surrender before administrative expenses have been recouped. These are contingent charges because they are paid only if the Policy is surrendered (or the face amount is reduced or the Policy lapses) during this period. They are deferred charges because they are not deducted from premiums. The contingent deferred issue charge is set at a level designed to recover actual costs and is not designed to result in any profit to PHL Variable.

                                During the first ten Policy Years, the full
                                Surrender Charge as described below will apply if the Policyowner either surrenders the Policy for its Cash Surrender Value or lets the Policy lapse. The applicable Surrender Charge in any Policy Month is the full Surrender Charge minus any surrender charges that have been previously paid. There is no Surrender Charge after the 10th Policy Year. During the first two Policy Years, the maximum Surrender Charge that a Policyowner could pay while he or she owns the Policy is equal to either A plus B (as defined below) or the amount shown in the Policies Surrender Charge Schedule, whichever is less. After the first two Policy Years, the maximum Surrender Charge that a Policyowner could pay is based on the amount shown in the Policy's Surrender Charge Schedule.

                                A (the contingent deferred sales charge) is
                                  equal to:

                                1)      28.5% of all premiums paid (up to
                                        and including the amount stated in
                                        the Policy's Surrender Charge
                                        Schedule, which is calculated
                                        according to a formula contained in
                                        a Securities and Exchange Commission
                                        rule); plus

                                2)      8.5% of all  premiums  paid in
                                        excess of this amount but not
                                        greater than twice this amount; plus

                                3)      7.5% of all premiums paid in excess
                                        of twice this amount.

                                B (the contingent deferred issue charge) is
                                  equal to:

                                1)      $5 per $1,000 of initial face amount.

                                                                 SURRENDER CHARGE SCHEDULE
                                                                 -------------------------
                                    POLICY       SURRENDER     POLICY       SURRENDER      POLICY        SURRENDER
                                     MONTH        CHARGE       MONTH          CHARGE       MONTH          CHARGE
                                     -----        ------       -----          ------       -----          ------
                                      1-60       $1307.54        80         $1066.03        100           $727.09
                                      61          1295.46        81          1053.95        101            690.65
                                      62          1283.39        82          1041.88        102            654.22
                                      63          1271.31        83          1029.80        103            617.78
                                      64          1259.24        84          1017.73        104            581.35
                                      65          1247.16        85          1005.65        105            544.91
                                      66          1235.08        86           993.58        106            508.48
                                      67          1223.01        87           981.50        107            472.05
                                      68          1210.93        88           969.43        108            435.61
                                      69          1198.86        89           957.35        109            399.18
                                      70          1186.78        90           945.28        110            362.74
                                      71          1174.71        91           933.20        111            326.31
                                      72          1162.63        92           921.13        112            289.97
                                      73          1150.56        93           909.05        113            253.44
                                      74          1138.48        94           896.97        114            217.01
                                      75          1126.41        95           884.90        115            180.57
                                      76          1114.33        96           872.82        116            144.14
                                      77          1102.26        97           836.39        117            107.70
                                      78          1090.18        98           799.95        118             71.27
                                      79          1078.10        99           763.52        119             34.83
                                                                                            120               .00

                                Partial Surrender Fee

                                A fee equal to the lesser of $25 or 2% of the amount withdrawn from the Policy is deducted from the Policy Value upon a partial surrender of the Policy to recover the actual costs of processing the partial surrender request. The assessment to each Subaccount or to the GIA will be made in the same manner as provided for the partial surrender amount paid. That is, that the Policy's share in the value of each Subaccount or the GIA will be reduced based on the allocation made at the time of the partial surrender. If no allocation request is made, the assessment to each Subaccount and to the GIA will be made in the same manner as provided for monthly deductions.

                                Partial Surrender Charge

                                A charge as described below is deducted from the Policy Value upon a partial surrender of the Policy. The charge is equal to a pro rata portion of the applicable surrender charge that would apply to a full surrender, determined by multiplying the applicable surrender charge by a fraction (equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the Policy Value). This amount is assessed against the Subaccounts or the GIA in the same manner as provided for with respect to the partial surrender amount paid.

                                A partial surrender charge also is deducted from Policy Value upon a decrease in face amount. The charge is equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in face amount divided by the face amount of the Policy prior to the decrease).

                           (4)  Cumulated or Reinvested Distributions or Income

                                The VUL Account does not make distributions to Policyowners. All investment income and other distributions will be automatically reinvested in additional Fund shares at net asset value on the record date except that dividend distributions will be reinvested at the net asset value on the distribution date.

                           (5) Redeemed or Liquidated Assets of the Trust's Securities

                                PHL Variable redeems Fund shares at their net asset value to the extent necessary to make payments under the Policy. There is no charge associated with such redemptions.

                  (b) For each installment payment type of periodic payment plan certificates of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                                The VUL Account does not issue any installment payment type of periodic payment plan certificate. All charges assessed against the Issue Premium and the Funds are explained in 13(a)(1).

                  (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the Trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                           See answer to 13(a)(1) and 13(a)(3).

                  (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

                           Not Applicable.

                  (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                           A charge is deducted monthly from the Policy Value under a Policy ("monthly deduction") to pay: the cost of insurance provided under the Policy, the cost of any rider benefits provided, any unpaid balance of the issue expense charge, and an administrative charge. Additionally, a charge for mortality and expense risk is made daily.

                       (1) Cost of Insurance

                           In order to calculate the cost of insurance charge, PHL Variable multiplies the applicable cost of insurance rate by the difference between the death benefit selected (death benefit Option 1 if no selection is made) and the Policy Value. Cost of insurance rates are based on the sex, issue age, duration and risk class of the Insured. In certain states and for policies issued in conjunction with certain qualified plans, cost of insurance rates are not based on sex. The actual monthly cost of insurance rates are based on PHL Variable's expectations of future mortality experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed maximum rates are equal to

                           100% of the 1980 Commissioners Standard Ordinary ("CSO") Mortality Table, with appropriate adjustment for the Insured's risk classification.

                       (2) Mortality and Expense Risk Charge.

                           PHL Variable will deduct a daily charge from the VUL Account at an annual rate of 0.80% of the average daily net assets of the VUL Account to compensate for certain risks assumed in connection with the Policy. A reduced annual rate of .25% applies after the 15th Policy Year. This charge is not deducted from the GIA.

                           The mortality risk assumed by PHL Variable is that Insureds may live for a shorter time than projected because of inaccuracies in that projecting process and, accordingly, that an aggregate amount of death benefits greater than that projected will be payable. The expense risk assumed is that expenses incurred in issuing the Policies may exceed the limits on administrative charges set in the Policies. If the expenses do not increase to an amount in excess of the limits, or if the mortality projecting process proves to be accurate, PHL Variable may profit from this charge. PHL Variable also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause PHL Variable to incur greater costs than anticipated when designing the Policies. To the extent PHL Variable profits from this charge, it may use those profits for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

                       (3) Issue Expense Charge

                           A cost-based issue administration charge is assessed on a pro rata basis in equal monthly installments over a 12-month period to compensate PHL Variable for underwriting and start-up expenses in connection with issuing a Policy. The issue administrative charge is $1.50 per $1,000 of face amount, up to a maximum charge of $600.

                       (4) Administration Charge

                           The charge is currently $5 per month, guaranteed not to exceed $10 per month.

                       (5) Taxes

                           Under the current federal and state tax laws, the investment income of the VUL Account is not taxed to PHL Variable and accordingly, no charge is made to the VUL Account for taxes. PHL Variable reserves the right to charge the VUL Account for federal or state taxes attributable to the VUL Account if such taxes are imposed in the future.

         (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in Answers to Items 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interacts in underlying securities, and describe fully the nature and extent of such profits or benefits.

                           Other than as set forth in the answers to items 13(a) and 13(d), neither PHL Variable nor any affiliated person will receive any profits or other benefits.

         (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statement filed herewith.

                       Not applicable.

               Information Concerning the Operations of the Trust
               --------------------------------------------------

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Policies will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Policyowners, but recognize that premiums may be based upon factors such as age, sex or risk class. A person desiring to purchase a Policy must complete an application on a form provided by PHL Variable, and, if the applicant meets the prescribed standards, a Policy will be issued. This process may involve such procedures as medical examinations and may require that further information be provided before a determination can be made.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  See answers to items 10(i)(3) and 10(i)(4).

         (a)      Right of Security Holders with Respect to Cancellation.

                  A Policy may be returned within ten days after the Policyowner receives it; within ten days after PHL Variable mails or delivers a written notice of withdrawal right to the Policyowner; or within 45 days after the applicant signs the application for insurance, whichever occurs latest. The returned Policy is treated as if PHL Variable never issued the Policy and, except for Policies issued with a Temporary Money Market Allocation Amendment, PHL Variable will return the sum of the following as of the date PHL Variable receives the returned Policy: (i) the then current Policy Value less any unrepaid loans and loan interest; plus (ii) any monthly deductions, partial surrender fees and other charges made under the Policy. The amount returned for Policies issued with the Amendment will equal the premium paid less any unrepaid loans and loan interest, and less any partial surrender amounts paid.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  See answers to item 11, 12 and 17.

17.      (a)      Describe the procedure with respect to withdrawal or
                  redemption by security holders.

                       See answer to item 10(c).

         (b) Furnish the names of any person who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                       PHL Variable is required to honor surrender requests as described in the answer to item 10(c). With respect to the VUL Account's underlying securities, the Funds are required to redeem Fund shares at net asset value and to make payment therefor within seven
                       (7) days.

         (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                       If a Policy is surrendered, it may not be resold. Shares in the underlying Funds once redeemed are authorized but unissued shares and may be subsequently reissued.

18.      (a)      Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                       All income of the VUL Account will be reinvested in the appropriate shares of the Funds and will be added to the assets of the VUL Account. All dividend distributions and capital gains distributions (if any) of the Series of the Funds will be automatically reinvested in additional Fund shares of that Series at their net asset value. Pursuant to the terms of the Policies, PHL Variable will make distributions from the VUL Account in connection with death benefits, loans, and surrenders. Applicable procedures for such distributions are described in the answers to items 10(i)(6) and 10(c), respectively.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                       Not applicable.

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

                       No reserve or special fund is created by the VUL Account.

                       Life Insurance reserves are established in accordance with generally accepted accounting principles and the procedures approved by the Connecticut State Department of Insurance.

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                       No distributions have been made.

19. Describe the procedures with respect to the keeping of records and accounts of the trust, the making of reports and furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  PHL Variable has primary responsibility for the administration of the VUL Account and the Policies.

                  As required by the Investment Company Act of 1940 and regulations thereunder, all Policyowners will be furnished, at least semi-annually, reports containing the information required by that Act and any other applicable statute or regulation. Each person with a voting interest in a Subaccount of the VUL Account will receive proxy materials, reports and other materials relating to the Funds. In addition, all Policyowners will be furnished not less frequently than annually, a statement of the total Policy Value.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)      Amendments to such indenture or agreement.

                       Not applicable.

         (b)      The extension or termination of such indenture or agreement.

                       Not applicable.

         (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                       The VUL Account has no trustee or custodian.

         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                       The VUL Account has no trustee.

         (e) The removal or resignation of the depositor, or the failure of the depositor to perform duties, obligations and functions.

                       There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

         (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                       There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed.

21.      (a)      State the substance of the provisions of any indenture or
                  agreement with respect to loans to security holders.

                       See answer to item 10(i)(6).

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                       See answer to item 10(i)(6).

         (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                           Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                  There are no provisions limiting the liability of the depositor. There is no trustee or custodian of the VUL Account.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and type of bond.

                  All of PHL Variable's officers and directors are employees of its parent company, Phoenix Home Life Mutual Insurance Company ("Phoenix"). It has no other employees. The officers, directors, and employees of Phoenix are covered by a Form 25 Blanket Bond, for fidelity risks. The amount of coverage is $10,000,000, with a $250,000 deductible. The officers, directors, and employees of PEPCO are covered by a joint Form 14 Blanket Bond, issued to an affiliated company for fidelity risks. The amount of coverage is $25,000,000, with a $25,000 deductible.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                  The Policyowner may assign the Policy or transfer ownership at any time during the lifetime of the insured provided that PHL Variable is notified, except that a Policy may not be assigned to another insurance company without PHL Variable's consent.


                                      III.

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

                    Organization and Operations of Depositor
                    ----------------------------------------

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                  PHL Variable is a Connecticut stock insurance company formed on April 24, 1981. PHL Variable was originally chartered as the Dreyfus Consumer Life Insurance Company. On May 31, 1994, PM Holdings, Inc. acquired and renamed the company, PHL Variable Insurance Company.

26.      (a)      Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                           Not applicable.

         (b) Furnish the following with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

                  (1)      The nature of such fee or participation.

                  (2)  The name of the person making payment.

                  (3) The nature of the services rendered in consideration for such fee or participation.

                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies, other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding cessation.

                  PHL Variable is an insurance company offering flexible premium universal life policies, variable annuities and term life insurance policies.

                  Officials and Affiliated Persons of Depositor
                  ---------------------------------------------

28.      (a)      Furnish as at latest practicable date the following
                  information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote
                  5% or more of the outstanding voting securities of the depositor.

                  (1)  Name and principal business address;

                           See the table below.

                  (2) Nature of relationship or affiliation with depositor of the trust;

                           See the table below.

                  (3)  Ownership of all securities of the depositor;

                           Not applicable.

                  (4)  Ownership of all securities of the trust;

                           Not applicable.

                  (5) Other companies of which each person named above is presently officer, director, or partner.

                           See the table below.

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                       See the table below.

                            Directors of the Company
                            ------------------------
PHL Variable is managed by its Board of Directors. The following are the Directors and Executive Officers of PHL Variable:

             NAME AND TITLE                                   PRINCIPAL OCCUPATION
             Robert W. Fiondella                              Chairman of the Board, President
             Chairman and President                           and Chief Executive Officer

             Richard H. Booth                                 Executive Vice President
             Director and Executive Vice President            Strategic Development;
                                                              formerly President, The Travelers
                                                              Insurance Company

             Robert G. Chipkin                                Senior Vice President and Corporate
             Director                                         Actuary

             Philip R. McLoughlin                             Executive Vice President and Chief
             Director and Executive Vice President            Investment Officer

             David W. Searfoss, Director                      Executive Vice President and Chief
             Executive Vice President and                     Financial Officer
             Chief Financial Officer

             Dona D. Young                                    Executive Vice President, Individual
             Director and Executive Vice President            Insurance and General Counsel


             Joseph E. Kelleher                               Senior Vice President, Underwriting and
             Director and Senior Vice President               Operations

             Simon Y. Tan                                     Senior Vice President, Market and
             Director and Senior Vice President               Product Development

             Bruce M. Jones                                   Vice President, Individual Market
             Senior Vice President and Chief                  Development
             Operating Officer

             Robert G. Lautensack                             Senior Vice President, Individual Line
             Senior Vice President                            Financial

             The principal business address of each of these individuals is One American Row, Hartford, Connecticut 06115.



                    Companies Owning Securities of Depositor
                    ----------------------------------------

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor.

                  The depositor is an indirect, wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company, whose principal business address is One American Row, Hartford, Connecticut 06115.

                               Controlling Persons
                               -------------------

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                  Not applicable.

               Compensation of Officers and Directors of Depositor
               ---------------------------------------------------
                      Compensation of Officers of Depositor
                      -------------------------------------

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith;

         (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

                       Not applicable. As of this date, the VUL Account has not commenced operations. In addition, such officers are compensated on the payroll of depositor's parent company, Phoenix Home Life Mutual Insurance Company.

         (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

                       Not applicable; see answer to item 31(a).

         (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

                       Not applicable; see answer to item 31(a).

                            Compensation of Directors
                            -------------------------

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a)      the aggregate direct remuneration to directors:

                       Not applicable; see answer to item 31(a).

         (b)      indirectly or through subsidiaries to directors:

                       Not applicable; see answer to item 31(a).

                            Compensation to Employees
                            -------------------------

33.      (a)      Furnish the following information with respect to the
                  aggregate amount of remuneration for services of all employees of the depositor (exclusive of person whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                       Not applicable; see answer to item 31(a).

         (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                       Not applicable; see answer to item 31(a).

                          Compensation to Other Persons
                          -----------------------------

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                  Not applicable; see answer to item 31(a).


                                      IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

                           Distribution of Securities
                           --------------------------

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

                  No sales of Policies have yet been made. It is proposed that PHL Variable will sell the Policies in all states where it is licensed to sell variable life insurance policies. The sale of the Policies has not been discontinued in any state.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

                  Not applicable.

37.      (a)      Furnish the following information with respect to each
                  instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such offices, etc. and which denial was subsequently rescinded.

                  (1)  Name of officer, agency or body.

                  (2)  Date of denial.

                  (3)  Brief statement of reason given for denial.

                           Not applicable.

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                  (1)  Name of officer, agency or body.

                  (2)  Date of revocation.

                  (3)  Brief statement or reason given for revocation.

                           Not applicable.

38.      (a)      Furnish a general description of the method of distribution of securities of the trust.

                       Phoenix Equity Planning Corporation ("PEPCO") is the principal underwriter and the distributor of the Policies. PEPCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Applications for the Policy will be solicited by duly licensed insurance agents of PHL Variable, as well as independent registered insurance brokers who also must be NASD registered broker-dealers or representatives.

         (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                       PHL Variable intends to execute an underwriting agreement with PEPCO whereby PEPCO will distribute the Policies through registered representatives and broker-dealers. The agreement will be effective on the date designated therein and will remain effective until terminated by either party upon 60 days notice. It may not be assigned. See Exhibit A(3)(c).

         (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                       No agreements have been executed as yet.

                       Sales commissions will be paid to registered representatives on purchase payments received by PHL Variable under these Policies. Total sales commission of a maximum of 50% of premiums will be paid by PHL Variable to PEPCO.

                  Information Concerning Principal Underwriter
                  --------------------------------------------

39.      (a)      State the form of organization of each principal
                  underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                       PEPCO is an indirect majority-owned subsidiary of Phoenix Home Life Mutual Insurance Company. PEPCO, organized in 1968 as a stock corporation under the laws of the State of Connecticut, is a registered broker-dealer in 50 states.

         (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                       No Policies are currently being offered. PEPCO is a member of the NASD.

40.      (a)      Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                       Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)  The nature of such fee or participation.

                  (2)  The name of the person making payment.

                  (3) The nature of the services rendered in consideration for such fee or participation.

                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Not applicable.

41.      (a)      Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                       PEPCO is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. All of the outstanding stock of one of the Funds' advisers, Phoenix Investment Counsel, Inc. ("PIC"), is owned by PEPCO and it is the principal underwriter for other investment companies advised by PIC and its affiliates. As such, PEPCO provides bookkeeping, pricing, and administrative services to those companies.

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                       Not applicable. The sale of Policies has not yet commenced.

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                       Not applicable. The sale of Policies has not yet commenced.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                  Not applicable. The sale of Policies has not yet commenced.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                  Not applicable.

       Offering Price or Acquisition Valuation of Securities of the Trust
       ------------------------------------------------------------------

44.      (a)      Furnish the following information with respect to the
                  method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                  (1) The source of quotations used to determine the value of portfolio securities.

                  (2) Whether opening, closing, bid, asked or any other price is used.

                  (3) Whether price is as of the day of sale or as of any other time.

                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                  (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                  (6)  Whether adjustments were made for fractions:

                       (i)  before adding distributor's compensation (load).

                       (ii) after adding distributor's compensation (load).

                            See answers to items 10(i)(1) through 10(i)(4). The Fund is a registered investment company and complete statements of the valuation of the securities of the Fund are contained in its registration statement.

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                       No Policies have yet been offered for sale to the public.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of person to whom such offering is made.

                       Premiums vary with the amount of the Policy's Face Amount, as well as with the Policyowner's age, sex, and risk class.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

         (a)      by whose action redemption rights were suspended.

         (b) the number of days' notice given to security holders prior to suspension of redemption rights.

         (c)      reason for suspension.

         (d)      period during which suspension was in effect.

                       Not applicable.

                 Redemption Valuation of Securities of the Trust
                 -----------------------------------------------

46.      (a)      Furnish the following information with respect to the
                  method of determining the redemption or withdrawal valuation of securities issued by the trust;

                  (1) The source of quotations used to determine the value of portfolio securities.

                  (2) Whether opening, closing, bid, asked or any other price is used.

                  (3) Whether price is as of the day of sale or as of any other time.

                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                           With respect to items (1) through (4), see answers to items 10(i)(1) through 10(i)(4) and 44(a).

                  (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                           See answer to item 10(c).

                  (6)  Whether adjustments are made for fractions.

                           Adjustments will be made for fractions.

         (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                       Not applicable. No Policies have yet been offered for sale.

             Purchase and Sale of Interest in Underlying Securities
             ------------------------------------------------------
                          From and to Security Holders
                          ----------------------------

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interest in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                  PHL Variable may maintain a position in Fund shares by purchasing them at net asset value and allocating them to the Subaccounts of the VUL Account. PHL Variable may redeem Fund shares at net asset value to meet its obligations under the Policies or to make adjustments in life insurance reserves held in the VUL Account. No valuation methods are employed which differ from those set forth in the answer to Item 44(a).


                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

         (a)      Name and principal business address.

         (b)      Form or organization.

         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

         (d)      Name of governmental supervising or examining authority.

                       Not applicable. The VUL Account has no trustee or custodian.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                  Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                  The assets of the VUL Account are held for the exclusive benefit of persons having interests in the VUL Account and are not chargeable with general liabilities of PHL Variable arising out of any other business it may conduct.


                                       VI.

            INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities.

                  The Policies are themselves the securities being issued and the responses to the questions set forth herein refer to the insurance that is provided by the "security" that is being registered.

         (a)      The name and address of the insurance company.

                       See answer to item 2.

         (b) The types of policies and whether individual or group policies.

                       The Policies are flexible premium variable life insurance contracts. The Policies will be issued on an individual basis, and may also be issued on a group basis.

         (c)      The types of risks insured and excluded.

                       Under the Policies, PHL Variable assumes the risk that Insureds may die before anticipated and that the charge for this mortality risk may prove insufficient. PHL Variable assumes an expense risk that deductions for expenses may not be adequate.

         (d)      The coverage of the policies.

                       See answer to item 51(c).

         (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                       The recipients of the benefits of the insurance undertakings described in item 51(c) are either the Policyowners, the designated primary beneficiaries, any contingent beneficiaries, or the estates of the Policyowners, as stated in the applications for the Policy. There is no limitation on the use of the proceeds.

         (f)      The terms and manners of cancellation and of reinstatement.

                       The insurance undertakings described in the answer to
                       item 51(c) are an integral part of the Policies and may not be terminated while the Policies remain in effect.

         (g) The method of determining the amount of premiums to be paid by holders of securities.

                       See answers to item 13(a)(1) for the information on the amount and method of assessing the charges for the insurance undertakings described in the answer to item 51(c).

         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                       Not applicable.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amount involved, and the nature of the services rendered therefor.

                       No person other than PHL Variable receives the premiums. PHL Variable has entered into a Underwriting Agreement with PEPCO pursuant to which sales commissions are paid. PHL Variable may, from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse PHL Variable for mortality costs and certain expenses. However, any such arrangements or contracts do not affect the Policies or the benefits paid thereunder.

         (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                       Not applicable.


                                      VII.

                              POLICY OF REGISTRANT

52.      (a)      Furnish the  substance of the  provisions of any  indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of the remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                       PHL Variable reserves the right, subject to compliance with the law as currently applicable or subsequently changed, to make additions to, deletions from, or substitutions for the investments held by the VUL Account. In the future PHL Variable may establish additional Subaccounts within the VUL Account, each of which will invest solely in shares of a designated Series of the Fund with a specified investment objective. These Subaccounts will be established if, and when, in the sole discretion of PHL Variable, marketing needs and investment conditions warrant, and will be made available under existing Policies to the extent and on a basis to be determined by PHL Variable.

                       If shares of any of the Series of the Funds should no longer be available for investment, or if in the judgment of PHL Variable's management further investment in shares of any of the Series should become inappropriate in view of the objectives of the Policy, then PHL Variable may substitute shares of another mutual fund for shares already purchased, or to be purchased in the future, under the Policy. No substitution of mutual fund shares held by the VUL Account may take place without prior approval of the Securities and Exchange Commission, and appropriate notice to the Policyowner. In the event of a substitution, the Policyowner will be given the option of transferring the Policy Value of the Subaccount in which the substitution is to occur to another Subaccount.

         (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                       Not applicable.

         (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)  the grounds for elimination and substitution;

                  (2) the type of securities which may be substituted for any underlying security;

                  (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

                  (4) whether such substituted securities may be the securities of another investment company; and

                  (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                           See answer to item 52(a).

         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                       None.

                          Regulated Investment Company
                          ----------------------------

53.      (a)      State the taxable status of the trust.

                       PHL Variable is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended. For federal income tax purposes, the Trust is not taxed as a separate entity.

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                       Not applicable. See answer to item 53(a).


                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities.

                  Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments assuming that such certificate had been sold. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

                  Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                  Not applicable.

59. Financial statements shall be filed in accordance with the instructions given below.

                        Financial Statements of the Trust
                        ---------------------------------

         No financial statements are filed for the VUL Account since it has not yet commenced operation; it has no assets or liabilities; it has received no income; and it has no expenses.

                      Financial Statements of the Depositor
                      -------------------------------------

         The following Financial Statements of PHL Variable together with the opinion of independent public accountants, will be included in pre-effective amendments to the Registration Statement on Form S-6, filed by the Registrant pursuant to the Securities Act of 1933 on the same date as the filing of this Registration Statement, and upon such filing such statements will be incorporated herein by reference:

         a.       Balance Sheet as of December 31, 1997.

         b.       Statement of Income for the year ended December 31, 1997.

         c.       Notes to Financial Statements.


                                       IX.

                                    EXHIBITS

The following Exhibits to the Registration Statement on Form S-6 filed herewith are incorporated by reference.

A.       (1)      Resolution of the Board of Directors of PHL Variable
                  establishing the VUL Account.

         (2)      Not applicable.

         (3)      Distribution of Policies:

                  (a) Form of Underwriting Agreement between PHL Variable and Phoenix Equity Planning Corporation. To be filed by amendment to Form S-6.

                  (b) Form of Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies. To be filed by amendment to Form S-6.

                  (c)  Not applicable.

         (4)      Not applicable.

         (5) Specimen Flexible Premium Variable Life Insurance Policy with optional riders.

         (6)      (a)  Charter of PHL Variable. Incorporated by reference
                       to Exhibit (b)(6)(a) filed with Registration
                       Statement on Form N-4, File No. 33-87376.

                  (b) By-laws of PHL Variable. Incorporated by reference to Exhibit (b)(6)(b) filed with Registration Statement on Form N-4, File No. 33-87376.

         (7)      Not applicable.

         (8)      Agreement with the Fund. To be filed by amendment to Form S-6.

         (9)      Not applicable.

         (10) Form of application for Flexible Premium Variable Life Insurance Policy.

         (11) Memorandum describing transfer and redemption procedures and method of computing adjustments in payments and cash values upon conversion to fixed benefit policies.

The following Exhibits are not incorporated by reference to any other document.

B.       (1)      Not applicable.

         (2)      Not applicable.

C.       Not applicable.

D.       Definition of Terms.

                                Registration No.
================================================================================





                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                             -----------------------

                                    EXHIBITS

                                       TO

                                   FORM N-8B-2

                             REGISTRATION STATEMENT

                                      UNDER

                       THE INVESTMENT COMPANY ACT OF 1940

                                       FOR

                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                                       OF

                         PHL VARIABLE INSURANCE COMPANY

                                    EXHIBIT D

                               DEFINITION OF TERMS
                               -------------------

ATTAINED AGE: The age of the Insured on the birthday nearest the most recent Policy Anniversary.

BENEFICIARY: The person or persons specified by the Policyowner as entitled to receive the death benefits under a Policy.

CASH SURRENDER VALUE: The Policy Value less any surrender charge that would apply on the date of surrender and less any Debt.

DEATH BENEFIT GUARANTEE: An additional benefit rider available with the Policy that guarantees a death benefit equal to the initial face amount or the face amount as later increased or decreased, provided that Minimum Required Premiums are paid. See "Additional Rider Benefits."

DEBT: Outstanding loans against a Policy, plus accrued interest.

FUNDS: The Phoenix Edge Series Fund, Wanger Advisors Trust and Templeton Variable Products Series Fund.

GENERAL ACCOUNT: The general asset account of PHL Variable.

GIA: The Guaranteed Interest Account is an allocation option under which amounts deposited are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of PHL Variable.

IN FORCE: Conditions under which the coverage under a Policy is in effect and the Insured's life remains insured.

INSURED: The person upon whose life the Policy is issued.

IN WRITING (WRITTEN REQUEST): In a written form satisfactory to PHL Variable and delivered to VPMO.

ISSUE PREMIUM: The premium payment made in connection with the issue of the Policy.

MINIMUM REQUIRED PREMIUM: The required premium as specified in the Policy. An increase or decrease in the face amount of the Policy will change the Minimum Required Premium amount.

MONTHLY CALCULATION DAY: The first Monthly Calculation Day is the same day as the Policy Date. Subsequent Monthly Calculation Days are the same day of each month thereafter or, if such day does not fall within a given month, the last day of that month will be the Monthly Calculation Day.

PAYMENT DATE: The Valuation Date on which a premium payment or loan repayment is received at PHL Variable, unless it is received after the close of the New York Stock Exchange ("NYSE"), in which case it will be the next Valuation Date.

PHL VARIABLE (US, WE, COMPANY): PHL Variable Insurance Company, Hartford, Connecticut.

PLANNED ANNUAL PREMIUM: The premium amount that the Policyowner agrees to pay each Policy Year. It must be at least equal to the Minimum Required Premium required for the face amount of insurance selected and must be no greater than the maximum premium allowed for the face amount selected.

POLICY ANNIVERSARY: Each anniversary of the Policy Date.

POLICY DATE: The Policy Date as shown on the Schedule Page of the Policy. It is the date from which Policy Years and Policy Anniversaries are measured.

POLICY MONTH: The period from one Monthly Calculation Day up to but not including the next Monthly Calculation Day.

POLICYOWNER (YOU, YOUR, OWNER): The owner of a Policy.

POLICY VALUE: The sum of a Policy's share in the values of each Subaccount of the VUL Account plus the Policy's share in the values of the GIA.

POLICY YEAR: The first Policy Year is the one-year period from the Policy Date up to, but not including, the first Policy Anniversary. Each succeeding Policy Year is the one-year period from the Policy Anniversary up to but not including the next Policy Anniversary.

PROPORTIONATE: Amounts allocated to Subaccounts on a proportionate basis are allocated by increasing (or decreasing) a Policy's share in the value of the affected Subaccounts so that such shares maintain the same ratio to each other before and after the allocation.

SERIES: A separate investment portfolio of the Funds.

SUBACCOUNTS: Accounts within the VUL Account to which non-loaned assets under a Policy are allocated.

UNIT: A standard of measurement used in determining the value of a Policy. The value of a Unit for each Subaccount will reflect the investment performance of that Subaccount and will vary in dollar amount.

VALUATION DATE: For any Subaccount, each date on which the net asset value of the Fund is determined.

VALUATION PERIOD: For any Subaccount, the period in days from the end of one Valuation Date through the next.

VPMO: The Variable Products Mail Operations division of PHL Variable that receives and processes incoming mail for VULA.

VUL ACCOUNT: PHLVIC Variable Universal Life Account.

VULA: Variable and Universal Life Administration division of PHL Variable.

                                   SIGNATURES


         Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Hartford, Connecticut on the 16th day of October,1998.



                  PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                         (Registrant)


                  By: PHL VARIABLE INSURANCE COMPANY
                      ------------------------------
                               (Depositor)



                  By: /s/ Dona D. Young
                      -----------------
                      Executive Vice President



ATTEST:



              /s/ Nancy J. Engberg
              --------------------
                    Secretary